EXHIBIT 10.19b

[Esterline logo]

Personal & Confidential

February 9, 2005

Richard Wood
10 Boxgrove Road
Guildford  GU1 2LX
United Kingdom

Re: Promotion to Group Vice President

Dear Richard:

Richard, this is to confirm our offer of promotion to the position of Esterline Group Vice President.

Scope & reporting relationship.  As Group Vice President you will have senior-level leadership and oversight responsibility for the operations and financial results of certain Esterline subsidiary companies assigned to you. Your initial assignments will be for the companies that currently comprise Esterline Sensors. Other assignments will be forthcoming as your general orientation, work capacity, and business circumstances allow.

You will also be an officer of the corporation. That role will require you to work closely with me, the other officers, and corporate staff to lead, develop, and maintain the most effective strategies and business processes we can to ensure Esterline’s success. In addition, you will have legal obligations and authority similar to that with which you are familiar as a director in the U.K. Our corporate secretary and corporate counsel will provide you further information as part of your orientation.

You will continue to report directly to Larry Kring, who has accepted a promotion to the role of Senior Group Vice President. As such, I have asked Larry to take chief responsibility for training new group vice presidents, for general supervision, and for formalizing key job processes.

Compensation.   As a corporate officer, Esterline’s Board of Directors, at their discretion, will establish all your compensation. Normally the Board reviews officer compensation on an annual basis, and makes various changes to plan designs, performance goals, and amounts based on professional consulting advice, on management recommendations, and on the corporation’s general business conditions. The Board has authorized the following for you:

Salary. We will pay your base salary at the rate of $265,000.00 per year gross, subject to various mandatory tax deductions, and to certain withholding for fringe benefits, as outlined below. This new rate will take effect retroactively as of your normal review date, January 1, 2005.[1]

Annual Incentive Compensation. You will also participate in Esterline’s Annual Incentive Compensation Plan effective for full fiscal year 2005 at a target award of 35% of base salary. A copy of the FY05 Annual IC Plan is enclosed for your information.

Long Term Incentive Plan. As you are aware, the Board is developing a new Long Term Incentive Plan for corporate officers. Thus we do not yet have one in place for 2005. Under our previous plan, your target award level would have been $90,000.00 per year. I strongly doubt the Board will reduce that amount, although I cannot promise anything until they make a final decision. What is certain is that you will be a participant. I expect the Board to approve the new LTIP in their March meeting, although it could go longer. If you would like further information about the draft plan, please do not hesitate to ask me or Marcia Greenberg.

Stock Options. Contingent on your acceptance of this offer, the Board has authorized a future grant of 25,000 options on Esterline stock under the 2004 Equity Incentive Plan to take effect at the closing price as of the first day of your appointment (see below). We will provide you a Certificate of Grant at that time.

Retirement Benefits. We will provide annual retirement credits equal to 18% of your base salary. For 2005, Esterline will contribute this amount to your group personal pension plan. Beginning in 2006, an amount approximately equal to 8.7% of your base salary will accrue in our two tax-qualified U.S. retirement plans: the pension plan and the 401(k) savings plan. This figure assumes you will contribute at least 6% of your gross pay to the 401(k) plan, which will effect the maximum company match on those funds. We will deposit the balance of the annual 18% retirement benefit in pounds sterling in your U.K. group personal pension plan using the exchange rate reported in the Wall Street Journal on the last day of calendar 2005 on which the New York Stock Exchange is open for business. We will also will add to your normal paycheck an appropriate additional amount in tax assistance (gross-up) on the portion of your

1 Administratively, this letter authorizes Weston’s controller to convert your new salary rate into pounds sterling at today’s exchange rate, and to give it retroactive effect as of January 1.

Confidential
R. Wood
February 9, 2005

retirement funding that would be considered “excess” and would not qualify for preferred tax treatment under U.S. law. Note, that because of this arrangement for retirement funding in the U.K., you will not participate in our U.S. Supplemental Executive Retirement Plan as provided for the other officers.

We will reconsider the specifics of these arrangements annually, with the general intention of leaving the total contribution rate at 18% of your base salary, and of giving first priority to maximizing contributions to our U.S. plans.

Health Care & Other Fringe Benefits. Later this year when you move your residence and office to the U.S. – and consistent with your family’s convenience and relocation schedule – we will give you an opportunity to enroll in Esterline’s U.S. medical plan, and in other fringe benefit programs as generally offered to corporate office employees.[2]

Car. You will also receive a car allowance under Esterline’s Vehicle Allowance policy, a copy of which is enclosed. The amount of the allowance depends on typical costs for the purchase, operating, maintenance, and insurance of a vehicle in your residential area (zip code). For this first year, we will use Esterline’s office address for purposes of computing your allowance. It will be approximately $650 to $700 per month.

Change in Control Agreement. As an officer, you will also receive our usual change of control protection agreement, which would pay three times your average total cash compensation should you lose your position due to a change in corporate control. We are currently consulting with corporate counsel on a restatement of our standard form of agreement, so this subject will remain pending until they complete that task.

Vacation. When you transfer to the Esterline U.S. payroll, we will transfer any holiday entitlement you might have accrued and available in the U.K. Your future accrual will be at the rate of four weeks per year, subject to a maximum limit as explained in our Corporate Staff Handbook, enclosed.

Severance Protection. Lastly, in consideration of the personal risk you are taking to relocate to the U.S., enclosed is a severance protection agreement that generally provides income continuation for one year should you be removed

2 You will remain on the Weston payroll for the next several months until you move your residence to the U.S., likely in the late summer or early fall.

Confidential
R. Wood
February 9, 2005

from executive employment with Esterline for reasons other than a change in corporate control.

Relocation.   In general, we expect you and your family will maintain your residence in England for another several months until the school year ends and you can make satisfactory arrangements to move your household to the States. During this period, your main office will continue to be at Weston Aerospace, although you will likely come to the U.S. on short business trips, as needed. While here, we will treat your living expenses as reimbursable business travel costs under our usual policy.

Household move. You will be entitled to the benefits of our corporate relocation policy, which we will adapt within reason to fit your international move. The policy provides reimbursement for costs you will incur in shipping household goods, and for temporary living expenses for you and your family. Please contact Suzanne Farraj for assistance with shipping arrangements.

With respect to real estate transaction costs, we will reimburse your actual costs attributable to the sale of your house in the U.K. up to a maximum of £100,000. We will also reimburse your actual transaction costs incurred in buying a house in the U.S. to the extent they are customary and reasonable. Considering the cost of living stipend provided below, we will not reimburse other incidental move-in costs listed as “Allowable Miscellaneous Expenses” on policy Attachment C.

Consultant. We have also engaged an international relocation consultant at Esterline’s expense to help orient you and your family to the local area.

Cost of Living. As a temporary measure, we will provide you with a declining cost of living stipend for your first two years here. The stipend is intended to cover one-time costs you will incur when settling in (small appliances, window coverings, etc.), and to account for the difficulty of being an “efficient purchaser” in a new location. The stipend will begin in June 2005 at the rate of $1,000 gross per month through May 2006. In June 2006, it will decrease to $500 per month, and will end in May 2007.

Income Taxes. For tax years in which you have tax reporting obligations in the U.S. and the U.K., Esterline will pay reasonable costs for personal tax advice and tax return preparation services for you, similar to arrangements we make for expatriate employees. Our tax advisors will compute taxes due under U.S. laws, for which you will bear responsibility. The corporation will fund any additional tax liability that might be due in the U.K. on your income for those years, offset by tax help we have already provided as outlined above with respect to your retirement benefits.

Confidential
R. Wood
February 9, 2005

Immigration. Esterline will pay reasonable attorneys’ fees and processing fees to obtain appropriate work authorization for you in the U.S., and to renew or change your immigration status as needed in the future.

Other Terms.

Hire & Appointment Dates. We will continue to recognize February 14, 1994 as your original hire date. Your appointment as a Group Vice President and corporate officer will take effect today, February 9, 2005.

U.K. Service Agreement & Appointment. This letter will supersede and replace your Service Agreement with Angelchance Limited dated January 21, 2004, except those provisions that continue in effect by their own terms. By your signature below, you also agree to execute such further documents in the U.K. as are necessary to cancel that Service Agreement, and to resign from or modify your status in Esterline subsidiary companies in which you currently hold various positions.

Future Changes. This new position and its terms fit the corporation’s needs well, as I can best foresee them. Nevertheless, the company’s growth, its future business challenges, and certain leadership succession decisions could result in a different executive assignment and a different title for you in the future. In short, the corporate organization is evolving fairly rapidly and with limited predictability. Thus Esterline reserves the right to reassign you and change your title as the Board and I determine is best. If I see a change developing that could affect your role, I will certainly speak to you about it as early as I reasonably can, and solicit your ideas.

General Policies. As is standard here in the U.S., this offer includes and is contingent on satisfactory completion of: an Invention Agreement, Summary of Outside Interests, and a physical examination. Please work with Suzanne Farraj to schedule your physical. Except as specifically provided in this letter, other aspects of your employment will be the same as those that apply to other officers and corporate staff.

Richard, the other officers and I have all enjoyed working with you, and we look forward to continuing and strengthening those relationships in your new position. I believe you will find the work here challenging and diverse, with opportunity for continued career growth benefits for you and your family. Congratulations on your well-earned success.

Confidential
R. Wood
February 9, 2005

To accept this offer, please sign the duplicate copy together with the various materials enclosed, and return them all to Suzanne Farraj.

Best regards,

/s/ Robert W. Cremin
Robert W. Cremin President, Chairman, & Chief Executive Officer

*******************************

Accepted:

/s/ Richard Wood	February 23, 2005
Richard Wood	Date

Enclosures:	Duplicate offer letter
Annual Incentive Plan
Vehicle Allowance (U.S.) policy
Relocation policy & reimbursement agreement
Severance Protection Agreement
Corporate Staff Handbook
Invention Agreement
Summary of Outside Interests
Executive physical form

Confidential
R. Wood
February 9, 2005